SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:  12 January 2007

NATIONAL GRID plc

(Registrant’s Name)

1-3 Strand

London

WC2N 5EH

(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

By:	/s/ David C Forward
David C Forward Assistant Secretary

Date: 12 January 2007

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc

1-3 Strand, London, WC2N 5EH,

United Kingdom

Update- to 11 January 2007

11.1.07	Medium Tem note programme
10.1.07	Publication of Prospectus
9.1.07	Financial Timetable for the year ending 31 March 2008.
9.1.07	Directors Interests - Share Incentive Plan - monthly update
9.1.07	Directors Technical interests (Employee Share Trust transfers)
2.1.07	Directors share interests on appointment- M Fairbairn
29.12.06	Grant of Sharesave option to S Lucas
11.12.06	Directors Interests - Share Incentive Plan - monthly update
----------------------------------
Note 1:	A ‘same day’ notification on Form 6-k was also sent since the last general update, as follows:

‘15 December 2006- ‘UK Regulatory Price Controls: final Proposals’

Note 2:

NG has continued its share repurchase programme. Annexed are further announcements made on 19, 20, 21 and 22 December 2006; and 4, 5, 8, 9, 10 and 11 January 2007, in respect of repurchases on each preceding business day.

Note 3:                 In conformity with the Transparency Directive’s transitional provision 6 under the Financial
                              Services Authority’s Disclosure and Transparency Rules; NG has separately been notifying its share capital as at 31 December 2006, and any subsequent changes on the day they occur (as required for daily changes in period to 20 January 2007, then from close of each month from
                              January 2007 onwards). Annexed are the announcements made in the period on 29 December, and 2, 3, 4, 8, 10 and 11 January 2007.

ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc

1-3 Strand

London

WC2N 5EH

United Kingdom

Update- to 11 January 2007

National Grid plc

EURO MEDIUM TERM NOTE PROGRAMME

National Grid plc announces that it has today issued USD 100,000,000 Floating Rate Instruments due 11 January 2011 Series No 43, as part of the National Grid plc and National Grid Electricity Transmission plc EUR 12,000,000,000 Euro Medium Term Note Programme.

11 January 2007

Enquires:

Media

Clive Hawkins	+44 (0) 20 7004 3147

Investors

Andrew Kluth	+44 (0) 20 7004 3365

National Grid PLC

10 January 2007

Publication of Final Terms

The following final terms has been approved by the UK Listing Authority and is available for viewing:

Final Terms in relation to the National Grid plc’s issue of USD 100,000,000 Floating Rate Instruments due 11 January 2011 under the National Grid plc /National Grid Electricity Transmission plc Euro 12,000,000,000 Euro Medium Term Note Programme.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3221p_-2007-1-10.pdf

For further information, please contact

Investors

Andrew Kluth

Assistant Treasurer

National Grid plc

1-3 Strand

London WC2N 5EH

Tel:	+44 20 7004 3365
Fax:	+44 20 7004 3363

Media

Clive Hawkins

Tel:	+44 20 7004 3147

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus for the National Grid plc / National Grid Electricity Transmission plc Euro 12,000,000,000 Euro Medium Term Note Programme dated 18 August 2005) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Final Terms you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

National Grid plc (‘National Grid ‘)

9th January 2007

National Grid Financial Timetable

for the year ending 31 March 2008

National Grid’s Financial Timetable is currently scheduled as follows:

29 March 2007 Trading Update
17 May 2007 2006/07 preliminary results *
6 June 2007 Ordinary shares go ex-dividend
8 June 2007 Record date for ordinary shares 2006/07 final dividend
June 2007 Annual Report posted to shareholders*
11 July 2007 DRIP election date for 2006/07 final dividend
Late July 2007 Annual General Meeting International Convention Centre, Birmingham.
7 August 2007 Proposed payment date for B share continuing dividend
22 August 2007 2006/07 final dividend paid to qualifying ordinary shareholders
15 November 2007 2007/08 half year results*
28 November 200 Ordinary shares go ex-dividend
30 November 2007 Record date for ordinary shares 2007/08 interim Dividend
7 December 2007 DRIP election date for 2007/08 interim dividend
23 January 2008 2007/08 interim dividend paid to qualifying ordinary shareholders

* Documents made available on the National Grid website (www.ng  id.com)

----------------------------------------------------------------------------------------------------

Contacts:	Deborah Taylor, Investor Relations (0207 004 3169) or
D C Forward, Assistant Secretary (0207 004 3226)

National Grid plc (NG)

9th January 2007

(Notification of Directors’ Interests, pursuant to Section 324(2)

of the Companies Act 1985)

-------------------------------------------------------------------------------------------

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 34,212 NG ordinary shares under the scheme was confirmed by the Trustee, on the shares having been purchased in the market, yesterday, at a price of 725 pence per share, on behalf of some 2,700 participants.

The following executive Directors of NG are beneficiaries of the number of shares purchased on their behalf:

Director	Shares purchased in SIP
Mark Fairbairn	17 Ordinary Shares
Steven Holliday	17 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	535,237 Ordinary Shares Nil- B shares - unchanged
Mark Fairbairn	245,137 Ordinary Shares B Shares- 6,132- unchanged

Contact: D C Forward, Assistant Secretary (0207 004 3226)

9 January 2007

National Grid plc (NG)

Interests Notified by the Trustee of the National Grid Group Employee Share Trust

(Notification of Directors’ Technical Interests, Pursuant to Section 324 (2) of the Companies Act 1985)

NG today received a notification from Towers Perrin Share Plan Services (Guernsey) Limited, as Trustee of the National Grid Group Employee Share Trust (the ‘Trust’), operated in conjunction with National Grid plc Share Award Plan 2004 (the ‘Plan’). Executive Directors (Steve Holliday, Steve Lucas, Edward Astle, Nick Winser and Mark Fairbairn) had ceased to be technically interested in 11,000 NG Ordinary shares, by virtue of the Trustee having transferred the shares to Plan participants on 4 January 2007.

(Note: For Companies Act purposes, the Executive Directors of NG are deemed to have a technical interest in all shares held in the Trust, together with all beneficiaries of the Trust. The interest ceases when shares are transferred to participants by the release of shares from the Trust under the Plan or under other employees’ share plans operated in conjunction with the Trust.)

Contact R W Kerner, Assistant Secretary (0207 004 3223)

2nd January 2007

National Grid plc (NG.)

Notification of Directors’ Interests on Appointment

-----------------------------------------------------------------

Following his appointment as a Director on 1 January 2007, NG notifies that the interests of Mark Fairbairn (previously a senior group employee, and a current Director of National Grid Gas Holdings plc), are as follows:

Interests in NG shares on appointment

Beneficially owned ordinary shares: 20,495.

Executive Share options:

Number	Option Price	Exercise period
8,649	375.75p	June 2001 to June 2008
2,180	435.75p	July 2002 to July 2009
33,489	531.5p	June 2003 to June 2010
31,152	481.5p	June 2005 to June 2012

Sharematch Scheme Marching Awards:

(Exercisable at nil cost, subject to retention of originally purchased shares in trust until exercise).

Number	Exercise period
4,897	May 2007 to May 2014
2,134	June 2008 to June 2015

Performance Share Plan Awards:

Number	Release, subject to performance criteria, on
47,072	8 June 2008
40,225	28 June 2009
40,572	27 June 2010

Deferred Share plan

Number	Transfer on
10,800	15 June 2009

Employee Sharesave Scheme Options:

Number	Exercise price	Exercise period
833	397p	6 months from 1 September 2007
862	383p	6 months from 1 April 2010
1,760	558p	6 months from 1 April 2012

Total share interests on appointment: 245,120- ordinary shares

6,132- ‘B’ shares

-------------------------------

Contact: D C Forward, Assistant Secretary- 0207 004 3226

29 December 2006

National Grid plc (NG)

------------------------------------------

Directors’ Interests

(Sharesave Scheme - Grant of options)

Yesterday, options were granted to eligible group employees under the Employee Sharesave Scheme, in the fifth invitation under the Scheme. The following executive director was included:

National Grid Ordinary shares at option price of 558p per share

Sharesave Option Granted To:	Number of NG Shares	Exercise Period	Total interest Now
Steve Lucas	1,693	6 months from 1 April 2010	549,321

Contact: D C Forward, Assistant Secretary (0207 004 3226)

National Grid plc (NG)

Monday, 11th December 2006

(Notifications of Directors’ Interests, pursuant to Section 324(2)

of the Companies Act 1985)

----------------------------------------------------------------------------------------

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP scheme, operated through Towers Perrin Share Plan Services Limited as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 33,947 NG ordinary shares under the scheme was confirmed by the Trustee last Friday, 8th December, on the shares having been purchased in the market on7th December 2006, at a price of 722 pence per share, on behalf of some 2,700 participants.

The following executive Directors of NG are beneficiaries of the number of shares purchased on their behalf:

Director	Shares purchased in SIP
Steven Holliday	17 Ordinary Shares
Roger Urwin	17 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	535,220 Ordinary Shares Nil- B shares - unchanged
Roger Urwin	1,235,177 Ordinary Shares B Shares- 58,397- unchanged

Contact: D C Forward, Assistant Secretary (0207 004 3226)

National Grid plc

19 December 2006

National Grid plc announces that on 18 December 2006 it purchased for cancellation 200,000 of its ordinary shares at a price of 746.67 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares in issue will be 2,718,949,347

CONTACT DETAILS

Investors
David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322(m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321(m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902(m)

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173(m)

National Grid plc

20 December 2006

National Grid plc announces that on 19 December 2006 it purchased for cancellation 90,000 of its ordinary shares at a price of 747.905 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares in issue will be 2,718,936,688

CONTACT DETAILS

Investors
David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322(m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321(m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902(m)

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173(m)

National Grid plc

21 December 2006

National Grid plc announces that on 20 December 2006 it purchased for cancellation 500,000 of its ordinary shares at a price of 742.42 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares in issue will be 2,718,436,688

CONTACT DETAILS

Investors
David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322(m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321(m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902(m)

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173(m)

National Grid plc

22 December 2006

National Grid plc announces that on 21 December 2006 it purchased for cancellation 263,381 of its ordinary shares at a price of 737.4361 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares in issue will be 2,718,173,307

CONTACT DETAILS

Investors
David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322(m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321(m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902(m)

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173(m)

National Grid plc

4 January 2007

National Grid plc announces that on 3 January 2007 it purchased for cancellation 300,000 of its ordinary shares at a price of 745.10 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares in issue will be 2,718,249,937

CONTACT DETAILS

Investors
David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322(m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321(m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902(m)

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173(m)

National Grid plc

5 January 2007

National Grid plc announces that on 4 January 2007 it purchased for cancellation 375,000 of its ordinary shares at a price of 736.98 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,717,920,101

CONTACT DETAILS

Investors
David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322(m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321(m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902(m)

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173(m)

National Grid plc

8 January 2007

National Grid plc announces that on 5 January 2007 it purchased for cancellation 550,000 of its ordinary shares at a price of 727.18 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,717,370,101

CONTACT DETAILS

Investors
David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322(m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321(m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902(m)

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173(m)

National Grid plc

9 January 2007

National Grid plc announces that on 8 January 2007 it purchased for cancellation 500,000 of its ordinary shares at a price of 724.79 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,716,870,101

CONTACT DETAILS

Investors
David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322(m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321(m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902(m)

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173(m)

National Grid plc

10 January 2007

National Grid plc announces that on 9 January 2007 it purchased for cancellation 500,000 of its ordinary shares at a price of 725.5 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,716,464,569.

CONTACT DETAILS

Investors
David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322(m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321(m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902(m)

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173(m)

National Grid plc

11 January 2007

National Grid plc announces that on 10 January 2007 it purchased for cancellation 500,000 of its ordinary shares at a price of 717.78 pence per share from Deutsche Bank AG London Branch.

Following the purchase and upon the cancellation of these shares, the number of ordinary shares with voting rights in issue will be 2,716,008,157.

CONTACT DETAILS

Investors
David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322(m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321(m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902(m)

Media
Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173(m)

29 December 2006

National Grid plc (NG.) – Voting Rights and Capital

In conformity with the Transparency Directive’s transitional provision 6 we would like to notify the market of the following:

National Grid plc’s capital as of today’s date and 31 December 2006 consists of 2,718,173,307 ordinary shares with voting rights.

The figure of 2,718,173,307 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

2 January 2007

National Grid plc (NG.) – Voting Rights and Capital

In conformity with the Transparency Directive’s transitional provision 6 we would like to notify the market of the following:

National Grid plc’s capital as of today’s date consists of 2,718,549,937 ordinary shares with voting rights.

The figure of 2,718,549,937 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

3 January 2007

National Grid plc (NG.) – Voting Rights and Capital

In conformity with the Transparency Directive’s transitional provision 6 we would like to notify the market of the following:

National Grid plc’s capital as of today’s date consists of 2,718,562,611 ordinary shares with voting rights.

The figure of 2,718,562,611 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

4 January 2007

National Grid plc (NG.) – Voting Rights and Capital

In conformity with the Transparency Directive’s transitional provision 6 we would like to notify the market of the following:

National Grid plc’s capital as of today’s date consists of 2,718,595,101 ordinary shares with voting rights.

The figure of 2,718,595,101 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

8 January 2007

National Grid plc (NG.) – Voting Rights and Capital- Update

In conformity with the Transparency Directive’s transitional provision 6 we would like to notify the market of the following:

National Grid plc’s capital as of today’s date consists of 2,718,689,569 ordinary shares with voting rights.

The figure of 2,718,689,569 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Note: This notification confirms actual voting capital as recorded on the register at the above date, allowing for share issues or cancellations recorded since the last notification. National Grid is currently undertaking a share repurchase (and cancellation) programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and cancellation of the shares involved (and any earlier repurchases which remain to be cancelled).

10 January 2007

National Grid plc (NG.) – Voting Rights and Capital- Update

In conformity with the Transparency Directive’s transitional provision 6 we would like to notify the market of the following:

National Grid plc’s capital as of today’s date consists of 2,718,733,157 ordinary shares with voting rights.

The figure of 2,718,733,157 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Note: This notification confirms actual voting capital as recorded on the register at the above date, allowing for share issues or cancellations recorded since the last notification. National Grid is currently undertaking a share repurchase (and cancellation) programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and cancellation of the shares involved (and any earlier repurchases which remain to be cancelled).

11 January 2007

National Grid plc (NG.) – Voting Rights and Capital- Update

In conformity with the Transparency Directive’s transitional provision 6 we would like to notify the market of the following:

National Grid plc’s capital as of today’s date consists of 2,718,899,599 ordinary shares with voting rights.

The figure of 2,718,899,599 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FSA’s Disclosure and Transparency Rules.

Note: This notification confirms actual voting capital as recorded on the register at the above date, allowing for share issues or cancellations recorded since the last notification. National Grid is currently undertaking a share repurchase (and cancellation) programme. Where repurchases are made, separate covering announcements will, as required, identify numbers being repurchased and the supporting details indicate resultant share capital after market settlement and cancellation of the shares involved (and any earlier repurchases which remain to be cancelled).